Cane & Associates, LLP			3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Chad Wiener+	Bryan R. Clark	Telephone: 702-312-6255
Facsimile: 702-944-7100
Email: kcane@kcanelaw.com

December 22, 2004

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, NW
Mail Stop 0409

Attention: Amanda McManus

Re: Common Horizons, Inc.
Form SB-2, filed on September 29, 2004
File No. 333419366

____________________________________________________________________

We write on behalf of Common Horizons, Inc. in response to Staff’s letter of October 29, 2004 by Peggy Kim, Senior Counsel of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced SB-2 (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, an Amended Registration Statement on Form SB-2 (the “First Amended SB-2”). We enclose with this letter a copy of the First Amended SB-2, plus a copy of the prior SB-2 filing redlined to show the changes.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form SB-2

General

     1.     We note that you have included in your registration statements the undertakings required for a delayed or continuous offering under Rule 415. If you intend to offer your securities on a delayed or continuous basis, please include cover page disclosure and an appropriate box on the cover page of the registration statement.

1

In response to this comment, the Company included on the cover page a box indicating that this securities are being offered on a delayed or continuous basis under Rule 415.

     2.     It is not clear from either your summary or the more detailed description of your business on pages 23-27 what products or services you intend to offer.
             Although you have a clear statement of the fees you plan to charge subscribers, we cannot determine what you will provide in return. For example, you indicate at the bottom of page 23 that you intend to offer "a variety of online content and forums" and you include a list of topic headings on page 25, but do not provide any detail about what the actual content, service or product will be or how you intend to produce or obtain the content, service or product. In addition, we note that your actual website does not currently appear to contain any of the topic headings set forth on page 25. Please revise your business section substantially to include a description of the products and services you intend to provide, including a discussion of how you will source those products and services. For example, if you intend to provide columns with medical advice on coping with loss, please disclose whether you will hire a medical journalist or simply acquire the right to republish articles found at other sources. If you intend to sell products, describe how you will obtain those products. This disclosure should also address any liability issues that may arise in connection with the various content, products or services, such as medical or therapeutic licensing issues. We may comment further once we have fully reviewed your intended business.

In response to this comment, the Company substantially revised the business section to include a detailed description of the products and services they intend to offer.

     3.     It appears from your disclosure that Common Horizons, Inc may be blank check company under Section (a)(2) of Rule 419 of the Securities Act of
             1933. We note, for example, that since the creation of your website and the inception of your business, you have not generated any revenues, you do not appear to have any written agreements to provide services to any party, you do not appear to have any dedicated full-time or part-time employees other than Mr. Panos and, although you have presented a plan of operation, your website does not appear to be complete. We also note that you have issued penny stock. Please tell us why you believe that Common Horizons, Inc. is not a blank-check company. Alternatively, revise the registration statement to disclose that you are a blank check company and that any future offerings of your securities would need to comply with Rule 419.

In response to this comment, the Company discloses on a supplemental basis that they are not a blank check company under Section (a)(2) of Rule 419 of the Securities Act of 1933. As stated in the comment above, the Company does have a specific business plan and plan of operation, which is to provide a web site that will function as an online support center for

2

individuals who need help in coping with the emotional and mental trauma of impending death, major illness and disability, affecting either themselves or close family and friends. The Company has taken steps to implement their business plan. On May 10, 2004, the Company entered into an agreement with Cahan Creative LLC, an experienced web development firm based in Upper Arlington, Ohio, to perform the initial site development work. The Company has also entered into an agreement with a consultant to provide recipes and articles on food for our website. The fact that the Company is small, has no revenues, and has only one full-time employee is not relevant criteria to determine whether the registrant is a blank check company. The Company exists for the purpose of pursuing the business plan set forth in the registration statement. The Company’s management believes that by being a reporting company, they have a better opportunity to obtain the financing required to complete their plan of operations. It is not the intention of the Company nor have they indicated anywhere in the registration statement that the Company’s plan is to engage in a merger or acquisition with an unidentified company or companies. As a result, it is inaccurate to describe the Company as a blank check company under Section (a)(2) of Rule 419 of the Securities Act of 1933.

     4.     To the extent you are a blank check company, please revise the document to clearly state that holders of your common stock may not rely on Rule 144 of the Securities Act of 1933 and must register any re-sales of your common stock under the Securities Act of 1933. See the letter dated January 21,
             2000 to Ken Worm, Assistant Director of O C Compliance Unit, NASD Regulation, Inc., from Richard Wulff, Chief, Office of Small Business.

In response to this comment, the Company refers the Commission to their response to Comment #3 where they state that they are not a blank check company.

     5.     We note that you are claiming an exemption under Rule 504 of Regulation D for the 2 issuances of common stock in 2004. Please be advised that Rule
              504 is not available to blank check companies. Refer to Rule 504(a)(3), Please advise us and revise your disclosure accordingly.

In response to this comment, the Company refers the Commission to their response to Comment #3 where they state that they are not a blank check company.

Registration Statement Cover Page

     6.      Please include the Primary Standard Industrial Classification Code assigned to your business on the registration statement cover page as set forth in the
              Form SB-2 requirements.

In response to this comment, the Company included the primary standard industrial classification code number on the cover page of the registration statement.

     7.     The Calculation of Registration Fee Table is formatted in such a way that the column headings are very difficult to read.  Please

3

              reformat these headings so that they may be read more easily.

In response to this comment, the Company responds supplementally that the column headings are properly aligned after viewing the registration fee table on the Commission’s website (EDGAR). The Company suggests that any skewed alignment of column headings may be attributable to the view of the text size on a particular web browser.

Prospectus Summary, pages 4 - 5

     8.     The summary should highlight the material information in the prospectus. Please revise to highlight:
  The key products or services you intend to offer,
  Your auditor's going concern opinion, and
  Whether you have any current customers or suppliers and if so, how many.
In response to this comment, the Company revised the prospectus summary to highlight the information set forth in the comment above.

Risk Factors, Pages 6-12

     9.     We note that both Edward Panos and Can Euro Holdings will continue to hold a substantial percentage of your outstanding shares after the completion of this offering. We also note that Ed Panos will continue to be your sole director, officer and employee. Accordingly, please add a risk factor discussing the fact that Edward Panos will be able to control, and Can Euro Holdings will continue to substantially influence, the direction of the company's policies after the offering is complete.

In response to this comment, the Company added a risk factor discussing the ability of two shareholders to retain control and substantial influence over the Company upon completion of this offering.

    10.     Please revise to include a separate risk factor discussing the risk associated with the going concern opinion issued by your auditor. The text of your risk factor should include a discussion that quantifies your anticipated future operating costs

In response to this comment, the Company included a separate risk factor discussing the risk associated with the going concern opinion of the auditor. The risk factor includes discussion of forecasted expenditures required to pursue the Company’s business plan for the next twelve months.

    11.     Please include a risk factor discussing the risks associated with an investment in penny stock.

4

In response to this comment, the Company included a risk factor discussing the risks associated with an investment in penny stock.

    12.     We note that you currently have a demand loan outstanding in the amount of $25,971 but that you have insufficient funds available to pay that loan.
               Please include a risk factor describing the risk of your creditor making a demand on your outstanding loan.

In response to this comment, the Company included a risk factor discussing the risk that creditors of the Company will make demand for payment on an outstanding loan at a time when they have insufficient funds to be able to pay the loan.

    13.     Consider including a risk factor discussion regarding the risk that there is no current market for an Internet-based online support center for individuals in need of help in coping with emotional, physical or mental trauma.

In response to this comment, the Company discloses on a supplemental basis that the absence of a current market for the service that they intend to offer does not itself present any risk to the Company, but instead offers an opportunity to provide a unique service in the absence of competition. The Company does disclose the risk that members may not accept the Internet as an effective means of providing a service that traditionally has been very personal.

If we do not obtain additional financing our business will fail, page 6

    14.     So that an investor may fully understand the risk described, please include an estimate of the amount of additional funding you will need for your business to become fully operational.

In response to this comment, the Company included an estimate that they will require approximately $360,000 for the next twelve months in order for their business to become fully operational.

We are in a competitive industry and our competitors may be more successful in attracting and retaining customers which could harm or limit our ability to attract and retain customers or expand our business, page 7

    15.     It is not clear which service currently provided by WebMD.com will be competitive with your proposed service offering. Please revise your disclosure to more clearly state how you believe that WebMD.com presents a competitive threat to your proposed business.

In response to this comment, the Company disclosed that WebMD.com presents a

5

competitive threat in that they currently provide substantial content such as interviews with health professionals, articles written by their staff, and post recipes for those with a restricted diet due to a specific health condition and the Company also intends to provide these same services.

If we are unable to hire and retain key personnel, we may not be able to implement our business plan, page 7

    16.    Since Edward Panos is currently your only employee, please name him in the risk factor heading. In addition, please specify the positions for which you anticipate hiring additional key employees, if any.

In response to this comment, the Company named Edward Panos in the risk factor heading and also specified positions which the Company anticipates hiring additional key employees.

If we are not granted full protection for property rights over our name and trademark, we may have difficulty safeguarding our name or the public's identification of our service resulting in a potential loss of any competitive advantage. page 8

    17.     Supplementally advise us whether you own the right to use your Internet domain name, www.commonhorizons.com. If you are not the registered owner of the Internet domain name that you use, update your risk factor disclosure to discuss the risks to you of using that URL for your website.

In response to this comment, the Company discloses on a supplemental basis that they own the right to use the domain name, www.commonhorizons.com.

If we become subject to burdensome government regulations affecting our operations, our business could be adversely affected, page 11.

    18.     Please revise to omit the list of laws that may be applied to the Internet. Please limit the disclosure under this heading to a discussion of the specific risks to your business or to investors arising from governmental regulations.

In response to this comment, the Company deleted this risk factor because current governmental regulations do not materially restrict the use of the Internet or present any specific risks to the Company’s business or investors.

The continuing conflict in Iraq, future terrorist attacks and threats of or actual war may negatively impact all aspects of our operations, revenues, and costs, pages 11-12

6

    19.     The risk described under this heading is generic and could apply to any company in any industry. Please revise your disclosure to indicate how the risk described affects your industry or company uniquely.

In response to this comment, the Company deleted this risk factor because it is generic and does not discuss risks that are unique or specific to the Company’s business.

Determination of Offering Price

    20.     We note your disclosure that the $.10 per share offering price of the common stock being registered was arbitrarily chosen based on the sales price of your common stock in your most recent private offering. In your next amendment, please include a more quantitative analysis of the factors used in determining the offering price. Refer to Item 505 of Regulation S-B. In addition, we noted that, as a result of the June 25, 2004 10-for-1 stock split, the offering price of your most recent private offering was $.01. Please advise and revise.

In response to this comment, the Company revised its disclosure to correctly reflect that the offering price is $0.01 and this amount is based upon the Company’s most recent private offering after taking into account the 10-for-1 stock split on June 25, 2004. The disclosure reflects that the offering price was arbitrarily determined based upon the Company’s most recent private offering and no other factors were considered in determining the offering price.

Selling Shareholders, pages 13 - 17

    21.     Please disclose, by footnote, the natural person that controls each of the entities listed in the selling stockholder table. If any of the entities listed are public entities, majority-owned subsidiaries of public entities or investment companies, please disclose this by way of footnote.

In response to this comment, the Company disclosed in a footnote that John D. Panos is the beneficial owner of the shares held by both Autostar, Inc. and Marathon Enterprises. The Company discloses on a supplemental basis that neither Autostar, Inc. nor Marathon Enterprises are public entities, majority-owned subsidiaries of public entities, or investment companies.

    22.     Please identify all selling shareholders who are registered broker dealers or affiliates of broker dealers. Additionally, tell us if the broker dealer received the securities as underwriting compensation. Please note that a registration

7

statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation.

In response to this comment, the Company discloses on a supplemental basis that none of the selling shareholders are broker-dealers or affiliates of broker-dealers.

    23.     Please provide an analysis supporting your position that the resale of securities by any affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:
  how long the selling shareholders have held the securities, the circumstances under which the selling shareholders received the securities, the selling shareholders' relationship to the issuer,
  the amount of securities involved,
  whether the sellers are in the business of underwriting securities, and whether under all the circumstances it appears that the seller is acting as a conduit for the issuer
 Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:
   the seller purchased in the ordinary course of business and at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
In response to this comment, it is not the position of the Company that the resale of securities by any affiliates of broker-dealers is not an indirect primary offering. As set forth in the response to comment #23 above, none of the selling shareholders are broker-dealers or affiliates of broker-dealers.

Plan of Distribution, pages 18-19

     24.     We note your statement in the middle of page 18 that "the shares may also be sold in compliance with ... Rule 144." Please revise your disclosure to indicate which shares you are referencing in this sentence.

8

In response to this comment, the Company revised its disclosure to clarify that the selling shareholder may also sell their shares under the Securities and Exchange Commission's Rule 144 provided that they satisfy the conditions set for in the rule.

Directors, Executive Officers. Promoters and Control Persons, pages 19-20

    25.     Please revise the description of Mr. Panos' experience to include 5 years of information as required by Item 401(a)(4) of Regulation S-B. Your current description only covers the period after September 2000.

In response to this comment, the Company revised the description of Mr. Panos’ experience to include 5 years of information.

Significant Employees, page 20

    26.     We note your statement under this heading that you conduct your business through verbal agreements with consultants and arms-length third parties. We also note the description of one such agreement with your auditors. Please revise this disclosure to summarize any arrangement you currently have with your website developer.

In response to this comment, the Company disclosed a summary of the verbal agreement entered into with Cahan Creative LLC.

Security Ownership arid Certain Beneficial Owners and Management. pages 20-21

    27.     Supplementally advise us whether there is any familial relationship between Edward F. Panos and either Muriel Panos Johnson or John D. Panos, both named in the selling shareholder table. Please revise accordingly. Refer to Rule 13d-3.

In response to this comment, the Company discloses on a supplemental basis that Muriel Panos Johnson is the mother of Edward F. Panos and John D. Panos is the brother of Edward F. Panos. Despite the existence of a familiar relationship, Edward F. Panos does not have, directly or indirectly, the power to direct the voting or disposition of the shares held by Muriel Panos Johnson or John D. Panos.

    28.     Please disclose, by footnote, the natural person that controls Can Euro Holdings.

In response to this comment, the Company disclosed in a footnote that Aaron Oram is the beneficial owner of the shares held by Can Euro Holdings.

9

Description of Securities. pages 21-22

    29.     Please include a brief description of your recent 10-for-1 stock split in the first paragraph under this heading.

In response to this comment, the Company included a brief description of their recent 10-for-1 forward split in the first paragraph under the “Description of Securities” heading.

Voting Rights, page 21

    30.     Since an average investor is not likely to understand the meaning of the term "plurality," please define, by percentage, number or otherwise, how many votes are necessary to elect a director.

In response to this comment, the Company added disclosure to clarify that a plurality vote means that the votes cast in favor exceed those votes cast against with abstentions not being calculated as a vote for or against.

    31.     We note your disclosure in the second sentence under this heading that common shareholders' voting rights are subject to voting rights granted to holders of preferred stock. Please reconcile this disclosure with your disclosure under the heading "Preferred Stock" that your articles of incorporation do not authorize any preferred stock.

In response to this comment, the Company deleted the disclosure that the common shareholders’ voting rights are “subject to any voting rights granted to holders of any preferred stock” because the articles of incorporation do not authorize any preferred stock.

Dividend Policy

    32.     Please disclose the dividend rights of common holders in the event that a dividend is declared, as required by Item 202(a)(2) of Regulation S-.13.

In response to this comment, the Company disclosed that if a dividend was declared, common stockholders on the record date would be entitled to share ratably in any dividends that may be declared from time to time on the common stock by the board of directors from funds legally available.

Nevada Anti-Takeover Laws, page 22

    33.     If your charter includes any anti-takeover provisions, please revise your disclosure to describe those provisions in addition to your current disclosure regarding Nevada law.

10

In response to this comment, the Company discloses on a supplemental basis that their charter does not include any anti-takeover provisions.

Description of Business, pages 23-27

    34.     Please disclose how you determined the proposed $29.95 annual access fee for your website. In addition, disclose whether the fee will be refundable if a member cancels their subscription to your site during the year.

In response to this comment, the Company disclosed that management set the membership fee at $29.95 annually because this fee is comparable to the fees charged by other Internet service providers. The Company also disclosed that members who cancel their membership within the first month after registration will be refunded their entire membership fee and any cancellations thereafter will result in no refund.

    35.     We note your discussion of revenue sources in the first paragraph on page 24 Please expand your discussion to indicate whether you have developed an
              e-magazine or newsletter in which to offer advertising space and, if not, what resources you will need to develop such a magazine and how you intend to fund the acquisition of such resources. In addition, disclose how you intend to attract companies that might be interested in advertising in the e-magazine or newsletter and what fees you intend to charge for advertising space. This discussion should address whether you intend to hire individuals to provide content, editorial, marketing and sales services for production and advertising sales related to the e-magazine or newsletter.

In response to this comment, the Company expanded the disclosure on the e-magazine to address the issues set forth in the comment above.

Principal products or services and their markets, pages 24 - 25

    36.     Please provide substantiation for your statement in the third paragraph on page 24 that "people are effectively estranged from" religious groups, or state that it is the opinion of management.

In response to this comment, the Company added disclosure to reflect that the statements referenced in the comment above are the opinion of management.

    37.     Please revise your disclosure in the fourth paragraph on page 24 to include a more thorough discussion of the status of your relationship with the institutions and resources through which

11

               you intend to market your website. For example, have you established any agreements with, or do you have contacts at, these agencies, for the purpose of commencing such marketing efforts?

In response to this comment, the Company disclosed that they presently do not have any relationships with any established medical agencies and societies, hospitals, clinics and specialist medical practitioners. In order to attract visitors to the Company’s website, management intends to introduce the website to these institutions and resources over the next twelve months from the date of the prospectus.

    38.     Refer to your proposed website topic headings on page 25. Supplementally tell us whether you believe that the services you intend to provide will give rise to any professional licensing issues. For example, we note your intent to provide content on wills and estate planning, which is generally provided by licensed attorneys, as well as your proposed content on dependencies, addiction, suicide and other similar topics, which are generally topics addressed with a licensed psychiatric care provider. Finally, your inclusion of topics related to health and medications may implicate medical or pharmaceutical licensing. Please also address these issues in your discussion on applicable regulations on pages 26 - 27.

In response to this comment, the Company discloses on a supplemental basis that the services they intend to provide will not give rise to any professional licensing issues. The content that the Company will provide primarily will consist of articles submitted by members. The remainder of the content provided will be produced by staff that they anticipate hiring to conduct interviews with health professionals and write articles. Content will also be provided by consultants on a project basis. The Company does not intend to sell any regulated medications. As a result, the Company believes that the services they intend to provide will not give rise to any professional licensing issues.

The Company notes that the preliminary site concept was confusing without additional disclosure of the content or service that is intended to be provided under each sub-page. As requested in comment #2, the Company provided additional disclosure of the actual service, content, or product that they intend to provide under each sub-page so that the disclosure will not be confusing to an investor.

Competition, pages 25-26

    39.     Please revise your discussion of competition to describe the methods by which you intend to compete for customers.

In response to this comment, the Company included a brief discussion of the methods by which they intend to compete for customers.

12

    40.     Please revise your disclosure in the last sentence before the second set of bullet points on page 26 to indicate that the generalizations set forth are management's opinion.

In response to this comment, the Company added disclosure that the generalizations set forth reflect the opinion of management.

    41.     Please revise the second set of bullet points on page 26 as follows:
  Second bullet point - indicate why it is advantageous to be commercially oriented,
  Fourth bullet point -- indicate what the importance of being a "web portal" is, and
  Final bullet point - define "alternated solutions"
In response to this comment, the Company deleted the second bullet point because being commercially orientated does not result in any competitive advantage. The Company deleted the fourth bullet point because it communicates the same information that is disclosed in the first bullet point. The Company’s intended to communicate that a web portal is typically not dedicated to one specific illness. The Company revised the final bullet point to state “alternative treatments to chronic illnesses.” Herbal remedies and meditation are two forms of alternative treatments that may be used to treat or minimize the symptoms of a chronic illness.

Patents and Trademarks, page 27

    42.     Please include a discussion of the ownership of your URL under this heading.

In response to this comment, the Company disclosed that they own the right to use the domain name www.commonhorizons.com under the “Patents and Trademarks” heading.

    43.     Since it appears that software licenses may be critical to your business, please describe any licenses you currently hold and the material terms of those licenses.

In response to this comment, the Company disclosed that they currently do not hold any licenses or authorizations for the use of third-party software products.

Plan of Operations, pages 27-30

Plan of Operations for Site Development, page 27

    44.     Please file your web development agreement with Cahan Creative LLC with your next amendment. In addition, please describe the material terms of the agreement under this heading,

13

               including pricing and payment terms, termination rights and timelines for completion of your website.

In response to this comment, the Company described the material terms of their agreement with Cahan Creative LLC. The Company had a verbal agreement with Cahan Creative LLC. The Company also substantially revised the plan of operations to more clearly reflect the remaining work and corresponding timeline for its completion.

     45.     Please define the terms " HTML,"C" “C++" and "SQL database architecture" as these terms are not likely to be understood by an average investor.
               Alternatively, remove this disclosure if it is not material to an understanding of your web development agreement.

In response to this comment, the Company deleted the technical terms set forth in the comment above because this disclosure is not material to an understanding of the web development agreement with Cahan Creative LLC.

    46.     We note your disclosure in the final sentence of each of the first and second paragraphs on page 28 that certain steps will be completed within 6 or 12 months. Please include a date from which these 6 and 12 month periods commence.

In response to this comment, the Company disclosed that the time periods set forth commence from the date of the prospectus.

    47.     Your estimate of costs at the bottom of page 29 does not include an estimate of the additional funds you will need to complete your site development, as described in the first 3 paragraphs on page 28. Please revise your disclosure to indicate whether all of the steps set forth in the first 3 paragraphs on page 28 have already been funded or, if not, what additional funds are needed.

In response to this comment, the Company revised to first bullet point to include an estimate of the additional funds needed to complete the development of the website. The Company also added disclosure in the plan of operations to indicate what additional funds are needed for each step and whether those steps have been funded.

Plan of Operations for Marketing pages 28-29

    48.     Revise your disclosure to include a discussion detailing how management intends to address the going concern issue.

In response to this comment, the Company added disclosure indicating that management is currently working to raise additional capital. The Company disclosed that they plan to

14

complete a private placement to raise sufficient financing in order to meet their financial requirements over the next twelve months.

    49.     We note your disclosure in the final carry-over paragraph at the bottom of page 28 that you intend to purchase email lists and physical addresses to assist in your marketing efforts. Please include an estimate of how much this will cost in your disclosure and identify the sources for obtaining these marketing lists. Further, consider whether the recent legislation concerning "spam" may affect your business plan.

In response to this comment, the Company added disclosure indicating the potential source for the purchase of email lists, to cost for obtaining these lists, and the affect of recent legislation on this marketing plan.

    50.     Please provide more specific disclosure in the third full paragraph on page 29 about when you believe that you will need to hire additional employees and how many you think you will need.

In response to this comment, the Company disclosed that management in unable to determine the timeline for hiring additional employees and amount of employees that will be needed because these decisions are contingent upon the development of their business plan and ability to secure financing. These factors are unknown at the present time.

    51.     We note your disclosure in the first full paragraph on page 30 that you anticipate needing $247,479 to pursue your business plan in the next 12 months.
              This amount does not appear to include any debt service obligations you may have. We note in this regard and outstanding loan in the amount of
               $25,971 disclosed on page 7 of your financial statements Please revise or advise.

In response to this comment, the Company revised its disclosure and included debt obligations when calculating the amount of funding that the Company anticipates it will require to pursue its business plan in the next twelve months.

Results of Operations for Period Ending June 30, 2004, page 30

    52.     Refer to your disclosure in the fourth paragraph on page 30 that you incurred a loss in the amount of $63,450 for the period ending June 30, 2004.
              Please provide substantially more detail about how this loss was incurred, including what products or services you received in return for these funds and to whom the amounts are owed.

15

In response to this comment, the Company disclosed that the loss of $63,450 incurred from inception on January 28, 2004 to June 30, 2004 was primarily attributable to expenses in the amount of $25,000 for web development, legal expenses in the amount of $22,407, and consulting fees to our CEO in the amount of $15,500.

    53.     Please include more detailed disclosure of the specific course of action that you plan to take in order to raise additional internal or external capital (e.g.
              debt, equity or capital contributions) and also revise your disclosures in the notes to the consolidated financial statements. We also note your statement that you believe it will be easier to raise capital once you become a reporting company and your common stock is traded on the over-the-counter bulletin board. As such, please further expand your disclosure here to explain, in more detailed terms, why you believe you will have more access to capital upon the closing of that event. Refer to SAS Codification Section 341.

In response to this comment, the Company provided the disclosure that was requested in the comment above.

Description of Property, page 31

    54.     Please state whether you lease or own the premises where your principal offices are located and, if you lease the premises, please disclose the material terms of your lease agreement.

In response to this comment, the Company disclosed that they do not own or lease any real estate property and the property occupied is provided by their President.

Market for Common Equity and Related Stockholder Matters, pages 31 - 32

    55.     Refer to the third full paragraph on page 32. Since your stock does fit the definition of penny stock, it is unclear why you have qualified your statement in the first sentence by including the phrase "if [the stock] becomes subject to [the] penny stok rules." Please revise.

In response to this comment, the Company revised the disclosure to reflect that that Company’s stock does fit the definition of penny stock.

Executive Compensation. page 34

    56.     Please revise your disclosure to indicate what is meant by the terms "exploration programs" and "second stage program" in the first paragraph under the table on page 34.

16

In response to this comment, the Company deleted this disclosure because it was not relevant to their business.

Financial Statements

Statement of Stockholder's Deficit. page 4

    57.     We note that the respective share prices of your April and June stock issuances presented here (4,500,000 and 5,000,000, respectively) do not reflect the June 25, 2004 10-for-1 stock split. Please revise here and in the notes to the consolidated financial statements. In addition, please present the stock issuances in chronological order beginning with the earliest issuance.

In response to this comment, the Company revised the notes to the consolidated financial statements and the Statement of Stockholder’s Deficit as requested in the comment above.

Notes to the Consolidated Financial Statements

Note 1-Description of Business. History and Summary of Significant Accounting Policies:

Going Concern

    58.     We note your statements that the Company "may require" additional capital for its operational activities and that the "ability to successfully resolve these factors [the obtainment of additional financing] raise substantial doubt about the Company's ability to continue as a going concern." It is not appropriate to use conditional language in expression of such an opinion. Refer to SAS Codification Section 341 and revise.

In response to this comment, the Company revised the disclosure so that the going concern opinion is not expressed with use of conditional language.

Fixed Assets

    59.     Please expand your disclosure related to your policies regarding the impairment of long-lived assets to include a discussion of how you will measure the amount of the impairment loss in situations in which an impair went has been identified. Refer to paragraph 7 of SPAS No. 144.

In response to this comment, the Company expanded the disclosure on its policies regarding the impairment of long-lived assets and also disclosed how they will measure the amount of the impairment loss.

17

New Accounting Pronouncement.

    60.     Please update this section to include a discussion of FIN 46R, issued in December 2003, and the impact you expect it to have on the Company upon its required implementation for reporting periods ending after December 15, 2004.

In response to this comment, the Company updated this section to include a discussion of FIN No. 46 and the impact that the Company expects it to have upon its implementation for reporting period ending after December 15, 2004.

Part II

Item 26. Recent Sales, page 38

    61.     We note that it appears that with respect to your offering of 4,500,000 at a price of $.01 per share, the total proceeds would equal $45,000, rather than
               $4,500. Similarly, it appears that the total proceeds for the second offering would equal $100,000, rather than $10,000. Please revise or advise us.

The comment above reflects calculations that would be correct if the offerings were fully subscribed. The Company revised its disclosure to eliminate any confusion and the current disclosure reflects the number of shares issued and the total proceeds received in each offering.

Signatures. page

    62.     Please revise your signature page to include not only a signature on behalf of the registrant itself, but also a separate signature line for the requisite officers and directors. If the same person is signing in his capacity as both an officer and director, a single signature line may be used for that purpose, but there must also be a separate signature line for the registrant itself. Please see the signature page requirements of Form SB-2.

In response to this comment, the Company revised the signature page to conform to the requirements of Form SB-2.

Exhibit 5.1.

    63.     Please have counsel confirm to us in writing that it concurs with our understanding that the reference and limitation to "Nevada general corporate law"
              includes the statutory provisions and also all applicable provisions of the Nevada Constitution and

18

              reported judicial decisions interpreting these laws. Please file counsel's written confirmation as correspondence on the EDGAR system. Alternatively, you may provide a revised opinion that removes the limitation or clarifies that the reference includes reported judicial decisions and applicable provisions of the Nevada Constitution

In response to this comment, the Company provided and filed a revised opinion that clarifies that the reference included reported judicial decisions and applicable provisions of the Nevada Constitution.

If you have any questions regarding this comment letter, please feel free to contact me at 702-312-6255. Thank You.

Sincerely,

/s/ Kyleen Cane
Kyleen Cane
CANE & ASSOCIATES, LLP.

11